Quantum Materials Corp.

3055 Hunter Road

San Marcos, Texas 78666

January 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Myra Moosariparambil
Joanna Lam

Re:	Quantum Materials Corp.
Form 8-K
Filed December 9, 2015
File No. 000-52956

Dear Ms. Moosariparambil and Ms. Lam:

Quantum Materials Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 15, 2015 (the “Comment Letter”) with respect to the Company’s Current Report Form 8-K dated December 9, 2015 (File No. 000-52956) (the “Form 8-K”) filed with the Commission on December 9, 2015.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following the comment, sets forth our response.

Form 8-K filed December 9, 2015

1.	We note on December 4, 2015, the Audit Committee of the Board of Directors of Quantum Materials Corp., on the recommendation of management, concluded that the unaudited consolidated financial statements for the quarters ended December 31, 2014 and March 31, 2015 should no longer be relied upon. Please tell us why the errors identified do not affect the year ended June 30, 2015. Please also tell us why the errors identified do not affect the quarters subsequent to March 31, 2015 but prior to the Form 8-K being filed, including the quarters ended June 30, 2015 and September 30, 2015.

Response 1: Corrections of the errors identified in the consolidated financial statements for the quarters ended December 31, 2014 and March 31, 2015 were given effect in the consolidated financial statements for the year ended June 30, 2015; therefore subsequent quarters including the three months ended September 30, 2015 are not affected. The consolidated financial statements for the year ended June 30, 2015 as filed in Form 10-K for the year ended June 30, 2015 do not present financial information specifically for the three months ended June 30, 2015 where the corrections were given effect. As such the financial information presented in the Company’s Form 10-K for the period ended June 30, 2015 is also correct.

Subsequent analysis of the materiality of the errors identified prompted the Audit Committee, on the recommendation of management, to conclude that the unaudited consolidated financial statements for the quarters ended December 31, 2014 and March 31, 2015 should no longer be relied upon and to immediately file Form 8-K disclosing the pending restatement.

Response of Quantum Materials Corp.

to Staff Comment Letter

January 6, 2016

2.	We note you intend to present the restated consolidated financial statements and related consolidated financial information in the Form 10-Q for the three months ended December 31, 2014 and do not plan to amend previously filed reports in connection with the restatement. Please provide your materiality analysis and identify the authoritative guidance that would support amendments to the Form 10-Q for the quarters ended December 31, 2014 and March 31, 2015, as well as to the Form 10-K for the fiscal year ended June 30, 2015, are not necessary.

Response 2: We assume the Staff is referring to the Form 10-Q for the three months ended December 31, 2015 in this comment. To determine materiality of the accounting errors, we followed the guidelines set forth by the Commission in SEC Staff Accounting Bulletin: No. 99 – Materiality. Based on such guidelines, we filed a Form 8-K stating that the consolidated financial statements for the quarters ended December 31, 2014 and March 31, 2015 should no longer be relied upon.

The authoritative guidance used to support that amendments to the Form 10-Q for the quarters ended December 31, 2014 and March 31, 2015 are not necessary is precedent followed by other registrants, including (1) Global Geophysical Services, Inc. (Current Report Form 8-K filed with the Commission on March 18, 2014 (File No. 001-34709), (2) Mecklermedia Corporation (formerly Jupitermedia Corporation) (Current Report Form 8-K filed with the Commission on March 18, 2008 (File No. 000-26393) and (3) First Regional Bancorp (Current Report Form 8-K filed with the Commission on March 17, 2008 (File No. 000-10232). As such, we intend to restate such financial statements in our upcoming Form 10-Q for three months ended December 31, 2015. As stated above in response to comment number 1, the information contained in Form 10-K for the fiscal year ended June 30, 2015 does not need to be amended.

Response of Quantum Materials Corp.

to Staff Comment Letter

January 6, 2016

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at (281) 610-4686.

Sincerely,

/s/ Craig Lindberg
Craig Lindberg
Chief Financial Officer